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                                                                    Exhibit 12.1

                       ESTERLINE TECHNOLOGIES CORPORATION
                                 (In thousands)

Statement of Computation of Ratio of Earnings to Fixed Charges

                                                 2004           2003            2002           2001           2000
                                              ---------      ---------       ---------      ---------      ---------
                                              (Restated)     (Restated)      (Restated)     (Restated)     (Restated)
Income from continuing
     operations before income taxes            $40,395         $41,363        $37,034        $73,452        $ 36,408

Fixed charges (1)
     Interest expense                           17,339          11,995          7,122          7,663           8,124
     Amortization of debt issuance cost             56             703            167            178             116
     Interest included in rental expense         2,894           2,398          2,164          2,035           1,957
                                               ---------------------------------------------------------------------

         Total                                  20,289          15,096          9,453          9,876          10,197

Earnings (2)                                   $60,684         $56,459        $46,487        $83,328        $ 46,605

Ratio of earnings available to cover
     fixed charges                                 3.0             3.7            4.9            8.4             4.6

(1) Fixed charges consist of interest on indebtedness and amortization of debt issuance cost plus that portion of lease rental expense representative of the interest factor.

(2) Earnings consist of income from continuing operations before income taxes plus fixed charges.